October 18, 2012

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

Division of Corporation Finance

Securities and Exchange Commission

100 F Street NE

Washington, D.C. 20549

China Life Insurance Company Limited

Form 20-F for the Fiscal Year Ended December 31, 2011

Dear Mr. Rosenberg:

We refer to your letter, dated September 28, 2012 (the “Comment Letter”), to China Life Insurance Company Limited (the “Company”) containing comments of the Staff of the Securities and Exchange Commission (the “Staff”) relating to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2011 (File No. 001-31914) (the “2011 Form 20-F”).

The Company is grateful for the comments from the Staff, and has carefully considered the matters raised in the Comment Letter. On behalf of the Company, we have set forth below their response to the Comment Letter.

Comment:

Please refer to prior comment two. We acknowledge the information and proposed new disclosure provided in your response. However, you have not adequately described those key assumptions that changed, thus strengthening your reserves by RMB 3.3 billion in 2011 and releasing your reserves by RMB 6.4 billion in 2010. Please provide us this information as proposed disclosure to be included in future periodic filings. In particular, explain why you believed each of these assumption changes was necessary and quantify the resulting impact of each change on your operating results for those periods presented. Refer to guidance in paragraph 37 of IFRS 4.

Response:

The Company first adopted IFRS for its annual consolidated financial statements for the year ended December 31, 2009. As permitted by IFRS 1 and in accordance with the transitional exemption under IFRS 4, the Company continues to apply existing accounting policies under China Accounting Standards (“CAS”) to account for its insurance contracts. In accordance with CAS, the Company determines the actuarial assumptions with consideration of all available information on each reporting day, and taking into account the Company’s actual operation results and expectation of future events. To quantify the resulting impact of key assumption changes, the Company proposes to disclose the “Movement in liabilities of long-term insurance contracts” in the following format in note 13 (d) to the financial statements in the Company’s annual report on Form 20-F, starting from the year ending December 31, 2012:

	20xx RMB million	20xx RMB million
As at 1 January	xx	Xx
Premiums	xx	xx
Release of liabilities	xx	xx
Accretion of interest	xx	xx
Change in assumptions	xx	xx
-change in discount rates	xx	xx
-change in other assumptions	xx	xx
Other movements	xx	xx
As at 31 December	xx	xx

*   *   *   *   *

If you have any questions or comments regarding the foregoing, please contact the undersigned at +4420 7786 9010 or jcscoville@debevoise.com.

Very truly yours, /s/ James C. Scoville James C. Scoville

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